Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-211829

Final Term Sheet

AMERICAN TOWER CORPORATION

March 12, 2019

Issuer:	American Tower Corporation (“AMT”)

Coupon:	3.375% Senior Notes due 2024 (the “2024 Notes”) 3.950% Senior Notes due 2029 (the “2029 Notes”)

Principal Amount:	2024 Notes: $650,000,000 2029 Notes: $600,000,000

Maturity Date:	2024 Notes: May 15, 2024 2029 Notes: March 15, 2029

Benchmark Treasury:	2024 Notes: 2.375% UST due February 29, 2024 2029 Notes: 2.625% UST due February 15, 2029

Benchmark Treasury Price and Yield:	2024 Notes: 99-27 1/4; 2.407% 2029 Notes: 100-06; 2.603%

Spread to Benchmark Treasury:	2024 Notes: T + 103 basis points 2029 Notes: T + 148 basis points

Yield to Maturity:	2024 Notes: 3.437% 2029 Notes: 4.083%

Price to Public:	2024 Notes: 99.703% 2029 Notes: 98.917%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2024 Notes: Semi-annually on May 15 and November 15 of each year, commencing on November 15, 2019 2029 Notes: Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2019

Make-whole Call:

2024 Notes: Prior to April 15, 2024 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

2029 Notes: Prior to December 15, 2028 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:	2024 Notes: At any time on or after April 15, 2024 (one month prior to their maturity date) 2029 Notes: At any time on or after December 15, 2028 (three months prior to their maturity date)

Trade Date:	March 12, 2019

Settlement Date(2):	March 15, 2019 (T+3)

CUSIP/ISIN:	2024 Notes: 03027XAT7 / US03027XAT72 2029 Notes: 03027XAU4 / US03027XAU46

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness, including under our senior unsecured revolving credit facility entered into in June 2013, as amended (the “2013 Credit Facility”), and under our senior unsecured revolving credit facility entered into in January 2012 and amended and restated in September 2014, as further amended (the “2014 Credit Facility”).

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,231.0 million after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of approximately $526.0 million of the net proceeds to repay existing outstanding indebtedness under the 2013 Credit Facility and $705.0 million of the net proceeds to repay existing outstanding indebtedness under the 2014 Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC SG Americas Securities, LLC TD Securities (USA) LLC

Senior Co-Managers:

BBVA Securities Inc.

Citigroup Global Markets Inc.

EA Markets Securities LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:	Commerz Markets LLC Fifth Third Securities, Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2)

We expect that the delivery of the notes will be made against payment on March 15, 2019, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this Final Term Sheet will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated March 12, 2019 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Mizuho Securities USA LLC at 1-866-271-7403, RBC Capital Markets, LLC at 1-866-375-6829, SG Americas Securities, LLC at 1-855-881-2108 and TD Securities (USA) LLC at 1-800-263-5292.